June 6, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:    Jennifer Monick and
Wilson K. Lee

Re:	iStar Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed February 26, 2019
File No. 0001‑15371
Dear Ms. Monick and Mr. Lee:
On behalf of iStar Inc. (the “Company” or “we”), set forth below is the response of the Company to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated June 4, 2019 (the "June 4 Letter"), with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2018 (the "10-K"). For the convenience of the Staff, the comment from the June 4 Letter is stated in italics prior to the Company’s response to such comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Adjusted Income, page 46

1.
We have considered your response to our comment. We remain unclear how adjusting for the impact from the adoption of ASU 2017-05 provides an accurate reflection of your 2018 operating performance. Please revise future filings to remove this adjustment from your calculation of 2018 Adjusted Income.

Response

The Company will revise future filings to remove this adjustment from its calculation of 2018 Adjusted Income. To the extent the Company’s future filings present Adjusted Income for prior periods in which the relevant disposition transactions occurred, it will reflect the adjustment in such periods.

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We trust we have been responsive to the Staff's comment. If you have any questions, please do not hesitate to contact me at 212-930-9447.
Very truly yours,
/s/ Garett Rosenblum
Chief Accounting Officer

cc:    Kevin Richards, Deloitte & Touche LLP
Kathleen L. Werner, Clifford Chance US LLP

1114 Avenue of the Americas
New York, NY 10036
T 212 930 9400
www.istar.com